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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

US Airways Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00
Class B Common Stock, par value $1.00

(Title of Class of Securities)

911905 50 3
911905 60 2

(CUSIP Numbers)

William Stephens
Retirement Systems of Alabama Holdings LLC
135 South Union Street
Montgomery, Alabama 36104
Telephone (334) 242-5718

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 16 Pages)

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 2 of 16 pages

1.	Name of Reporting Person: Retirement Systems of Alabama Holdings LLC		I.R.S. Identification Nos. of above persons (entities only): 32-0039542

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*(1)
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 22,669,412 (Class A Common Stock) 5,000,000 (Class B Common Stock)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 22,669,412 (Class A Common Stock) 5,000,000 (Class B Common Stock)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,669,412 (Class A Common Stock) 5,000,000 (Class B Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 44.9% (Class A Common Stock) 100% (Class B Common Stock)

14.	Type of Reporting Person (See Instructions): IV

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 3 of 16 pages

1.	Name of Reporting Person: The Teachers' Retirement System of Alabama		I.R.S. Identification Nos. of above persons (entities only): 63-0474586

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*(1)
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alabama

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 22,669,412 (Class A Common Stock) 5,000,000 (Class B Common Stock)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 22,669,412 (Class A Common Stock) 5,000,000 (Class B Common Stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,669,412 (Class A Common Stock) 5,000,000 (Class B Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 44.9% (Class A Common Stock) 100% (Class B Common Stock)

14.	Type of Reporting Person (See Instructions): EP

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 4 of 16 pages

1.	Name of Reporting Person: The Employees' Retirement System of Alabama		I.R.S. Identification Nos. of above persons (entities only): 63-0474399

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*(1)
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alabama

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 22,669,412 (Class A Common Stock) 5,000,000 (Class B Common Stock)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 22,669,412 (Class A Common Stock) 5,000,000 (Class B Common Stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,669,412 (Class A Common Stock) 5,000,000 (Class B Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 44.9% (Class A Common Stock) 100% (Class B Common Stock)

14.	Type of Reporting Person (See Instructions): EP

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 5 of 16 pages

Introduction.

This statement on Schedule 13D (this "Statement") is filed by Retirement Systems of Alabama Holdings LLC ("RSA"), a limited liability company organized under the laws of the State of Delaware, on behalf of (i) itself, (ii) The Teachers' Retirement System of Alabama, an instrumentality of the State of Alabama ("TRSA") and (iii) The Employees' Retirement System of Alabama, an instrumentality of the State of Alabama ("ERSA") (collectively, the "Reporting Persons" and each a "Reporting Person"), for the purpose of disclosing the acquired beneficial ownership of the Reporting Persons in the Issuer (as defined below) pursuant to (a) an Investment Agreement by and between US Airways Group, Inc. and The Retirement Systems of Alabama, dated as of September 26, 2002, as amended by that certain Amendment No. 1 by and among US Airways Group, Inc., The Retirement Systems of Alabama and RSA, dated as of January 17, 2003, and as further amended by that certain Amendment No. 2 by and among US Airways Group, Inc., The Retirement Systems of Alabama and RSA, dated as of March 30, 2003 (as amended, the "Investment Agreement") and (b) the First Amended and Modified Plan of Reorganization of U.S. Airways Group, Inc. and its Affiliated Debtors and Debtors-in-Possession (the "Plan"), confirmed on March 18, 2003 by the United States Bankruptcy Court for the Eastern District of Virginia (Case No. 02-83984-SSM).

Item 1.   Security and Issuer

The name of the issuer is US Airways Group, Inc. (the "Issuer"). This Statement relates to the Issuer's Class A Common Stock, par value $1.00 per share (the "Class A Common Stock") and Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"). The principal executive offices of the Issuer are located at 2345 Crystal Drive, Arlington, Virginia 22227.

Item 2.   Identity and Background

(a-c, f)

(i)           RSA is a limited liability company organized under the laws of Delaware that was formed for the purpose of purchasing and managing the Class A Common Stock, Class B Common Stock and certain other securities of the Issuer. The address of RSA's principal business and principal office is 135 South Union Street, Montgomery, Alabama 36104.

(ii)          TRSA is an instrumentality of the State of Alabama which is an employee benefit plan that manages trust fund assets for the payment of pension benefits to public employees of the State of Alabama. The address of TRSA's principal business and principal office is 135 South Union Street, Montgomery, Alabama 36104.

(iii)          ERSA is an instrumentality of the State of Alabama which is an employee benefit plan that manages trust fund assets for the payment of pension benefits to public employees of the State of Alabama. The address of ERSA's principal business and principal office is 135 South Union Street, Montgomery, Alabama 36104.

The name, business address, present principal occupation or employment, the name of any organization in which such employment is conducted and the citizenship of each executive officer and director of each of the Reporting Persons is set forth on Schedules I, II and III, respectively, each of which is incorporated herein by reference.

(d-e)         None of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedules I, II and III, during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 6 of 16 pages

Item 3.   Source and Amount of Funds or Other Consideration

The information set forth in Item 6 is hereby incorporated by reference into this Item 3.

The Reporting Persons purchased their shares of Class A Common Stock, 1,380,570 of their Class A-1 Warrants, their Class B Common Stock and certain other securities of the Issuer for an aggregate of $240 million. RSA received the funds for its purchase of such securities from capital contributions by TRSA and ERSA. TRSA and ERSA received the funds they used for such capital contributions from employer and employee contributions and investment earnings thereon. The Reporting Persons received their other 636,249 Class A-1 Warrants in connection with and in partial consideration for the ATSB Loan, as defined and described in Item 6.

Item 4.   Purpose of Transaction

The Reporting Persons acquired their Class A Common Stock, Class A-1 Warrants and Class B Common Stock as described in Item 6. The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4. The Reporting Persons currently hold such Class A Common Stock, Class A-1 Warrants and Class B Common Stock for investment purposes subject to the next paragraph.

Subject to the agreements and arrangements described in Item 6 hereof, the Reporting Persons may evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether the Reporting Persons will acquire additional securities of the Issuer or dispose of any securities of the Issuer beneficially owned by the Reporting Persons. At any time, the Reporting Persons may acquire additional securities of the Issuer or sell some or all of the securities of the Issuer beneficially owned by the Reporting Persons, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, no Reporting Person currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, occurring; however, as part of the ongoing evaluation of this investment and investment alternatives, any Reporting Person may consider such matters, and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, any Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

In connection with the consummation of the Plan, the Issuer amended and restated its certificate of incorporation and by-laws. Additionally, the Board of Directors of the Issuer was reconstituted and Dr. David Bronner and William Stephens, employees of TRSA and ERSA, were appointed to the Board of Directors of the Issuer. Pursuant to the Investment Agreement, RSA obtained the right to designate up to eight members of the Board of Directors of the Issuer. Please see Item 6 for a more detailed discussion of RSA's rights in respect of the Board of Directors of the Issuer.

Item 5.   Interest in Securities of the Issuer

(a, b) (i)   Based upon information provided by the Issuer, upon consummation of the Plan, there were 20,652,593 shares of Class A Common Stock outstanding, 13,681,400 Class A-1 Warrants outstanding and 5,000,000 shares of Class B Common Stock outstanding. Each Class A-1 Warrant is currently exercisable into one share of Class A Common Stock at the option of the holder. Accordingly, any holder of Class A-1 Warrants may be deemed to beneficially own an equal number of shares of Class A Common Stock. As of the date hereof, RSA is a direct beneficial owner of 22,669,412 shares of Class A Common Stock, consisting of 20,652,593 outstanding shares of Class A Common Stock and 2,016,819 shares of Class A Common Stock issuable upon exercise of 2,016,819 Class A-1 Warrants, or, in the aggregate, approximately 44.9% of the outstanding shares of Class A Common Stock, assuming the exercise by RSA of all of its Class A-1 Warrants and no exercise by any other person of their Class A-1 Warrants. As of the date hereof, RSA is a direct beneficial owner of 5,000,000 shares of Class B Common Stock, or 100% of the outstanding shares of Class B Common Stock.

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 7 of 16 pages

(ii)          TRSA is one of two members of RSA, and has a 66 2/3% interest in RSA. By reason of such relationship, TRSA may be deemed to beneficially own and have shared voting and dispositive power over the Class A Common Stock and Class B Common Stock owned by RSA. TRSA disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock beneficially owned by RSA or ERSA.

(iii)         ERSA is one of two members of RSA, and has a 33 1/3% interest in RSA. By reason of such relationship, ERSA may be deemed to beneficially own and have shared voting and dispositive power over the Class A Common Stock and Class B Common Stock owned by RSA. ERSA disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock beneficially owned by RSA or TRSA.

(iv)         To the best knowledge of the Reporting Persons with respect to the persons named in Schedules I, II and III, none of the persons (i) beneficially owns any shares of Class A Common Stock or Class B Common Stock (other than in his or her capacity as a controlling member, executive officer or director of such entity or (ii) has the right to acquire any Class A Common Stock or Class B Common Stock owned by other parties.

By reason of TRSA's and ERSA's ownership of RSA, TRSA, ERSA and RSA may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, RSA, TRSA and ERSA each disclaims the existence of a group.

(c)           Except as set forth in Item 6, no Reporting Person nor, to the best knowledge of the Reporting Persons, no person named in Schedules I, II and III, has effected any transaction during the past 60 days in any shares of Class A Common Stock or Class B Common Stock.

(d)           Except as set forth in this Statement, no person other than the Reporting Persons or the persons named in Schedules I, II and III has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

A.     Investment Agreement

In connection with the consummation of the Plan, RSA made an equity investment in the Issuer equal to $240 million. In exchange for the $240 million investment, RSA received 20,652,593 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock, 75,000 shares of Class B Preferred Stock, 1,380,570 Class A-1 Warrants and 1,380,570 shares of Class A Preferred Stock.

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 8 of 16 pages

In accordance with the Plan, the Investment Agreement sets forth certain covenants of the parties thereto with respect to the composition of the Issuer's Board of Directors and the voting of the shares held thereby with respect to the nomination, election and removal of directors. Pursuant to the Plan and the Investment Agreement, as of March 31, 2003, the Issuer's Board of Directors was (a) fixed at fifteen members, each with one year terms, subject to the removal provisions of the Issuer's Bylaws, of which eight (8) members were designated by RSA (each, an "RSA Director"). In the event of the death, disability, resignation or removal of an RSA Director, RSA shall designate a replacement for such director, and the Issuer shall cause such replacement to be elected to the Board. From and after March 31, 2003, the Issuer shall cause the eight RSA Directors to constitute part of the slate of nominees recommended by the Board for election as directors at each annual meeting of the stockholders. Upon (i) the sale of an aggregate of fifty percent (50%) of the number of shares of Class A Common Stock and Class B Common Stock beneficially owned by RSA and its affiliates (which includes TRSA and ERSA), as of March 31, 2003 (the "RSA Closing Shares") and (ii) the realization of RSA and its Affiliates of aggregate net cash proceeds on a cumulative basis of five hundred fifty million dollars ($550,000,000) (the "Triggering Amount") from sales of Class A Common Stock, Class B Common Stock, Class A-1 Warrants, Class A Preferred Shares and Class B Preferred Shares of the Issuer and any repayment of principal under its ATSB Loan participation; provided, that the Triggering Amount shall be increased by any amounts received by the Issuer from RSA in respect of the exercise price of any Class A-1 Warrants ((i) and (ii) taken together, the "Triggering Event"), the number of RSA Directors RSA has a right to designate for election to the Board shall be reduced to seven (7). Notwithstanding the foregoing, following the Triggering Event, the total number of RSA Directors that RSA is entitled to designate for election to the Board shall be reduced to: (i) six (6), if RSA and its Affiliates beneficially own at least 34% but less than 42% of the RSA Closing Shares; (ii) five (5), if RSA and its Affiliates beneficially own at least 26% but less than 34% of the RSA Closing Shares; (iii) four (4), if RSA and its Affiliates beneficially own at least 18% but less than 26% of the RSA Closing Shares; (iv) three (3), if RSA and its Affiliates beneficially own at least 10% but less than 18% of the RSA Closing Shares; (v) two (2) if RSA and its Affiliates beneficially own at least 2.5% but less than 10% of the RSA Closing Shares; and (v) zero (0), if RSA and its Affiliates  beneficially own less than 2.5% of the RSA Closing Shares. Following the Triggering Event, RSA and its Affiliates shall be required to either (i) sell shares of Class A Common Stock and Class B Common Stock on a proportionate basis, as determined by reference to the proportion in which RSA and its Affiliates held shares of Class A Common Stock and shares of Class B Common Stock immediately following the Triggering Event (the "Proportionate Amount") (rounded to the nearest whole number of shares of Class B Common Stock), or (ii) convert the appropriate number of shares of Class B Common Stock into shares of Class A Common Stock simultaneously with a sale of shares of Class A Common Stock, based on the Proportionate Amount. In the event that the number of RSA Directors that RSA is entitled to designate is reduced pursuant to this provision, RSA shall be entitled to designate which RSA Director shall resign from the Board. Such RSA Director shall resign from the Board no later than the thirtieth (30th) day following the day on which RSA's beneficial ownership of RSA's Closing Shares drops below the relevant thresholds set forth above. RSA's rights to designate members of the Board of Directors of the Issuer shall cease, terminate and be of no further force or effect as of September 26, 2007.

Until September 26, 2007, RSA has agreed to vote all of the shares of voting capital stock received in connection with the consummation of the Plan and then owned by it in favor of the all of the directors nominated in accordance with the Investment Agreement, which shall include the chief executive officer of the Issuer, four directors nominated by the various unions of the Issuer and its affiliates, and two directors, neither of whom is an employee or affiliate of the Issuer identified by the chief executive officer of the Issuer, at each annual meeting of the stockholders of the Issuer or at any meeting of the stockholders of the Issuer at which members of the Board of Directors of the Issuer are to be elected or whenever members of the Board of Directors are to be elected by written consent; provided, however, that following the initial election of the Board of Directors of the Issuer, these obligations shall be contingent and conditioned upon the chief executive officer of the Issuer agreeing in writing with RSA and the Issuer to vote his or her shares of capital stock received in connection with the consummation of the Plan in favor of the directors so nominated in accordance with the terms of the Investment Agreement.

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 9 of 16 pages

B.      ATSB Loan

As part of its restructuring efforts, the Issuer received approval for a $900 million loan guarantee under the Air Transportation Safety And System Stabilization Act in connection with a proposed $1 billion loan financing (the "ATSB Loan"). The ATSB Loan was funded on March 31, 2003 and consists of a $1 billion term loan facility to US Airways, $900 million of which is guaranteed by the ATSB. RSA funded $75 million of the non-guaranteed portion of the ATSB Loan (the "At-Risk Portion"). In connection with RSA's partial funding of the At-Risk Portion, it received 636,249 additional Class A-1 Warrants. The ATSB Loan is secured by first priority liens on substantially all of the unencumbered present and future assets of the Issuer and certain of its affiliates. The At-Risk Portion of the ATSB Loan bears interest at LIBOR plus 4.0%. The maturity date of the ATSB Loan is October 1, 2009. In addition, the ATSB Loan requires semi-annual amortization payments commencing in October 2006, each such amortization payment to be in the amount of $125 million, with a final scheduled principal payment of $250 million due on the maturity date of the ATSB Loan.

The ATSB Loan is subject to acceleration upon the occurrence of an event of default, after expiration of applicable notice and/or cure periods, under the ATSB Loan. The ATSB Loan contains certain mandatory prepayment events including, among other things, (i) the occurrence of certain asset sales and the issuance of certain debt or equity securities and (ii) the value of the collateral pledged in respect of the ATSB Loan decreasing below specified coverage levels. The definitive documentation relating to the ATSB Loan contains covenants that require the Issuer to satisfy ongoing financial requirements, including debt ratio, fixed charge coverage and liquidity. The ATSB Loan contains covenants that also limit, among other things, the Issuer's ability to pay dividends, make additional corporate investments and acquisitions, enter into mergers and consolidations and modify certain concessions obtained as part of the Plan.

C.     Class A-1 Warrants

RSA purchased 1,380,570 Class A-1 Warrants pursuant to the Investment Agreement and received 636,249 Class A-1 Warrants in accordance with the terms of the ATSB Loan. Each Class A-1 Warrant is exercisable into one share of Class A Common Stock upon tender of the Class A-1 Warrant, a share of Class A Preferred Stock and payment of an exercise price of $7.42 per share of Class A Common Stock. The exercise price may be paid in cash, by delivery of Class B Preferred Stock valued at its redemption value, by certain cashless net exercise provisions or a combination of the foregoing. The terms of the Class A-1 Warrants provide for customary anti-dilution protection, which adjusts the exercise price and number of exercise shares upon certain events that may have a dilutive effect on the Class A-1 Warrants, such as stock splits, securities issuances or mergers. The voting power of the Class A Preferred Stock is also subject to adjustment upon any such anti-dilution adjustment so that the aggregate voting power of the Class A Preferred Stock is equal to the aggregate number of shares of Class A Common Stock into which such Class A-1 Warrants are exercisable.

D.     Registration Rights

On March 31, 2003, the Issuer entered into a Registration Rights Agreement with RSA, which, among other things, provides that the Issuer, at its own expense, agrees to use commercially reasonable efforts (i) to file a shelf registration statement covering all shares of Common Stock issued to RSA in connection with the Plan and all shares of Class A Common Stock issuable to RSA upon exercise of the Class A-1 Warrants or upon conversion of the Class B Common Stock, (ii) to cause such registration statement to be declared effective, and (iii) to keep such registration statement continuously effective until the earlier of the disposition of all Registrable Securities (as defined in the Registration Rights Agreement) and eight (8) years after the registration statement becomes effective; provided, however, that the Issuer will be permitted to suspend the filing or use of a registration statement if, and for so long as, the filing or use of such registration statement would materially and adversely interfere with a material transaction of the Issuer or require the Issuer to disclose material non-public information; provided, further, that such suspension may not exceed 60 consecutive days or 120 days, in the aggregate, during any 12-month period.

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 10 of 16 pages

Starting 24 months after March 31, 2003, upon the request of a majority of the holders of the Class A-1 Warrants, the Issuer will be required to use commercially reasonable efforts to prepare and file a registration statement, at its own expense and within 90 days of such request, covering all of the Class A-1 Warrants, all of the Class A Preferred Stock and all shares of Class A Common Stock issuable upon exercise of the Class A-1 Warrants. The Issuer will also be required to use commercially reasonable efforts to cause such registration statement to become effective within 180 days of such request and to list all Class A-1 Warrants on any securities exchange, or on Nasdaq, as the case may be, on which the Class A Common Stock is then listed.

RSA, under certain circumstances, is entitled to include any of its Registrable Securities in any registration statement filed for purposes of an underwritten public offering of the Issuer's securities. Such "piggyback" registration rights are subject to customary exceptions.

E.     ATSB Undertaking

In connection with the execution and delivery of the ATSB Loan, RSA executed an undertaking for the benefit of the ATSB. RSA agreed that until April 1, 2005, it shall not Transfer (as defined in the Undertaking) any of its shares of Class A Common Stock (the "Undertaking Securities"), other than pursuant to or in connection with an Approved Transaction (as defined in the Undertaking). Notwithstanding the foregoing restrictions against Transfer set forth above, RSA may make one or more Transfers of Undertaking Securities, provided that the aggregate number of Undertaking Securities subject to such Transfers shall in no event exceed 6,195,778 shares of Class A Common Stock, which shares represent 30% of the Undertaking Securities and shall be adjusted for stock splits, reverse stock splits and other similar actions.

RSA also agreed that for so long as it holds any shares of Class B Common Stock, it will not, directly or indirectly, in any manner effect or seek, offer or propose to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose to effect or participate in (i) any acquisition of all or substantially all of the assets of the Issuer, (ii) any tender or exchange offer, merger or other business combination involving the Issuer, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer, in any of the foregoing cases where the transaction provides or would provide for disparate consideration or economic rights between the holders of the Class A Common Stock and the Class B Common Stock. This provision shall terminate in certain circumstances, as more fully described in the Undertaking.

F.     Stockholder Agreement

On August 14, 2003, RSA entered into a Stockholder Agreement (the "Stockholder Agreement") with Aviation Acquisition, L.L.C., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P., and OCM Principal Opportunities Fund II, L.P. (collectively, the "Stockholders") in connection with the agreement by the Stockholders to purchase shares of Class A Common Stock from the Issuer. Pursuant to the terms of the Stockholder Agreement, the stockholders have certain rights to participate in a sale of securities of the Issuer by RSA to a third party, subject to the exceptions set forth in the Stockholder Agreement.

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 11 of 16 pages

Item 7.   Materials to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement dated August 25, 2003 among Retirement Systems of Alabama Holdings LLC, The Teachers' Retirement System of Alabama, and The Employees' Retirement System of Alabama
2

Investment Agreement, dated as of September 26, 2002, by and between the Retirement Systems of Alabama and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 of US Airways Group, Inc.'s Quarterly Report on Form 10-Q for the three months ended September 30, 2002)

3

Amendment No. 1 to the Investment Agreement, dated as of January 17, 2003, by and among US Airways Group, Inc. the Retirement Systems of Alabama and Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 10.37 of US Airways Group, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2002)

4	Amendment No. 2 to the Investment Agreement, dated as of March 30, 2003, by and among US Airways Group, Inc., Retirement Systems of Alabama and Retirement Systems of Alabama Holdings LLC
5

Loan Agreement dated March 31, 2003 by and among US Airways, Inc., US Airways Group, Inc., the several lenders from time to time party thereto, Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.5 of  US Airways, Inc.'s, a wholly-owned subsidiary of US Airways Group, Inc., Quarterly Report on Form 10-Q for the three months ended March 31, 2003)

6

US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.3 of US Airways Group, Inc.'s Registration Statement on Form 8-A filed on May 14, 2003)

7

US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.4 of US Airways Group, Inc.'s Registration Statement on Form 8-A filed on May 14, 2003)

8

Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 10.1 of US Airways Group, Inc.'s Registration Statement on Form 8-A filed on May 14, 2003)

9	Undertaking by US Airways Group, Inc. and the Retirement Systems of Alabama Holdings LLC for the benefit of the Air Transportation Stabilization Board, dated as of March 31, 2003
10

Stockholder Agreement dated as of August 14, 2003 by and among Retirement Systems of Alabama Holdings LLC, Aviation Acquisition, L.L.C., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P., and OCM Principal Opportunities Fund II, L.P.

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 12 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: August 25, 2003

RETIREMENT SYSTEMS OF ALABAMA HOLDINGS LLC
By: /s/ David G. Bronner
Name: David G. Bronner Title: Manager
THE TEACHERS' RETIREMENT SYSTEM OF ALABAMA
By: /s/ David G. Bronner
Name: David G. Bronner Title: Chief Executive Officer
THE EMPLOYEES' RETIREMENT SYSTEM OF ALABAMA
By: /s/ David G. Bronner
Name: David G. Bronner Title: Chief Executive Officer

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 13 of 16 pages

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement dated August 25, 2003 among Retirement Systems of Alabama Holdings LLC, The Teachers' Retirement System of Alabama, and The Employees' Retirement System of Alabama
2

Investment Agreement, dated as of September 26, 2002, by and between the Retirement Systems of Alabama and US Airways Group, Inc. (incorporated by reference to Exhibit 10.1 of US Airways Group, Inc.'s Quarterly Report on Form 10-Q for the three months ended September 30, 2002)

3

Amendment No. 1 to the Investment Agreement, dated as of January 17, 2003, by and among US Airways Group, Inc. the Retirement Systems of Alabama and Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 10.37 of US Airways Group, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2002)

4	Amendment No. 2 to the Investment Agreement, dated as of March 30, 2003, by and among US Airways Group, Inc., Retirement Systems of Alabama and Retirement Systems of Alabama Holdings LLC
5

Loan Agreement dated March 31, 2003 by and among US Airways, Inc., US Airways Group, Inc., the several lenders from time to time party thereto, Phoenix American Financial Services, Inc., Bank of America, N.A. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.5 of US Airways, Inc.'s, a wholly-owned subsidiary of US Airways Group, Inc., Quarterly Report on Form 10-Q for the three months ended March 31, 2003)

6

US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.3 of US Airways Group, Inc.'s Registration Statement on Form 8-A filed on May 14, 2003)

7

US Airways Group, Inc. Class A-1 Warrant to purchase shares of Class A Common Stock, dated March 31, 2003, issued to Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 4.4 of US Airways Group, Inc.'s Registration Statement on Form 8-A filed on May 14, 2003)

8

Registration Rights Agreement made and entered into as of March 31, 2003 by and between US Airways Group, Inc. and Retirement Systems of Alabama Holdings LLC (incorporated by reference to Exhibit 10.1 of US Airways Group, Inc.'s Registration Statement on Form 8-A filed on May 14, 2003)

9	Undertaking by US Airways Group, Inc. and the Retirement Systems of Alabama Holdings LLC for the benefit of the Air Transportation Stabilization Board, dated as of March 31, 2003
10

Stockholder Agreement dated as of August 14, 2003 by and among Retirement Systems of Alabama Holdings LLC, Aviation Acquisition, L.L.C., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P., and OCM Principal Opportunities Fund II, L.P.

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 14 of 16 pages

SCHEDULE I

Executive Officers and Directors of RSA.

Name and Title	Business Address	Principal Occupation or Employment, Name of Organization	Citizenship
Dr. David G. Bronner, Manager	135 South Union Street Montgomery, Alabama 36104	Chief Executive Officer, Teachers' Retirement System of Alabama Chief Executive Officer, Employees' Retirement System of Alabama	U.S.
William Stephens, Esq., Secretary	135 South Union Street Montgomery, Alabama 36104	General Counsel, Teachers' Retirement System of Alabama General Counsel, Employees' Retirement System of Alabama	U.S.

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 15 of 16 pages

SCHEDULE II

Executive Officers and Directors of TRSA.

Name and Title	Business Address	Principal Occupation or Employment, Name of Organization	Citizenship
Dr. David G. Bronner, Chief Executive Officer	135 South Union Street Montgomery, AL 36104	Chief Executive Officer, Teachers' Retirement System of Alabama Executive Officer, Employees' Retirement System of Alabama	U.S.
Dr. Paul R. Hubbert, Chairman of the Board of Control	Alabama Education Association 422 Dexter Avenue Montgomery, AL 36104	Executive Secretary Alabama Education Association	U.S.
Drayton Nabers, Jr., Member of the Board of Control	P.O. Box 302600 Montgomery, AL 36130	Finance Director State of Alabama	U.S.
Kay Ivey, Member of the Board of Control	P.O. Box 302510 Montgomery, AL 36130	State Treasurer State of Alabama	U.S.
Dr. Ed Richardson, Member of the Board of Control	P.O. Box 302101 Montgomery, AL 36130	State Superintendent of Education State of Alabama	U.S.
Dr. Susan Williams Brown, Member of the Board of Control	P.O. Box 4244 Gadsden, AL 35904	Teacher	U.S.
Martha Black Handschumacher, Member of the Board of Control	1931 Hickory Hill Drive Arab, AL 35016	Teacher	U.S.
Dr. J. Terry Jenkins, Member of the Board of Control	Auburn City Schools P.O. Box 3270 Auburn, AL 36831	Superintendent of Schools Auburn City Schools	U.S.
Peggy Lamb, Member of the Board of Control	555 Cave Springs Road Decatur, AL 35603	Teacher	U.S.
Dr. John Landers, Member of the Board of Control	P.O. Box 115 Leighton, AL 35646	Principal	U.S.
Sharon Pickett Saxon, Member of the Board of Control	Fairfield City Board of Education 6405 Avenue D Fairfield, AL 35064	Teacher	U.S.
Sarah Swindle, Vice Chairman of the Board of Control	1811 Paulette Drive Birmingham, AL 35226	Retired	U.S.
Dr. Wayne Teague, Member of the Board of Control	65 Briarwood Point Dadeville, AL 36853	Retired	U.S.
Russell J. Twilly, Member of the Board of Control	P.O. Box 1373 Jasper, AL 35502	Teacher	U.S.
Judy Rigdon, Member of the Board of Control	2501 Wentworth Drive Montgomery, AL 36106	Teacher	U.S.

CUSIP No. 911905 50 3 (Class A Common Stock) 911905 60 2 (Class B Common Stock)	13D	Page 16 of 16 pages

SCHEDULE III

Executive Officers and Directors of ERSA.

Name and Title	Business Address	Principal Occupation or Employment, Name of Organization	Citizenship
Dr. David G. Bronner, Manager	135 South Union Street Montgomery, AL 36104	Chief Executive Officer, Teachers' Retirement System of Alabama Executive Officer, Employees' Retirement System of Alabama	U.S.
Governor Bob Riley, Member of the Board of Control	c/o Governor's Office P.O. Box 302751 Montgomery, AL 36130	Governor State of Alabama	U.S.
Kay Ivey, Member of the Board of Control	P.O. Box 302510 Montgomery, AL 36130	State Treasurer State of Alabama	U.S.
Drayton Nabers, Jr., Member of the Board of Control	P.O. Box 302600 Montgomery, AL 36130	Finance Director State of Alabama	U.S.
Thomas G. Flowers, Member of the Board of Control	c/o State Personnel Department P.O. Box 304100 Montgomery, AL 36130	Personnel Director State of Alabama	U.S.
Mary Lou Foster, Member of the Board of Control	308 Tecumseh Court Montgomery, AL 36117	Retired	U.S.
Ann Grant, Member of the Board of Control	801 Gant Hill Road Scottsboro, AL 35769	Municipal Employee	U.S.
Rusty Miller, Member of the Board of Control	863 Driggers Road Lineville, AL 36266	State Employee	U.S.
Robert Pruit, Member of the Board of Control	7601 Deer Ridge Court Montgomery, AL 36117	State Employee	U.S.
Clyde A. Sellers, Member of the Board of Control	21638 Olan Circle McCalla, AL 35111	Retired	U.S.